SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

QURATE RETAIL, INC.

(Name of Issuer)

Series A Common Stock, par value $.01 per share
Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 74915M100
Series B Common Stock: 74915M209

(CUSIP Numbers)

Gregory B. Maffei
c/o Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 74915M100 Series B Common Stock: 74915M209
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Series A Common Stock: 5,745,127 (1), (2), (3), (4) Series B Common Stock: 3,919,413 (2)
	8	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0
	9	Sole Dispositive Power Series A Common Stock: 5,745,127 (1), (2), (3), (4) Series B Common Stock: 3,919,413 (2)
	10	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 5,745,127 (1), (2), (3), (4) Series B Common Stock: 3,919,413 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 1.5% (5) Series B Common Stock: 12.0% (5)
14	Type of Reporting Person (See Instructions) IN

(1) Includes 14,112 shares of the Issuer’s (as defined below) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), held in the Liberty Media 401(k) Savings Plan for the benefit of the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”).

(2) Includes (i) 352,707 shares of Series A Common Stock and (ii) 3,243,486 shares of the Issuer’s Series B Common Stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, May 19, 2021.

(3) Includes 1,749,497 shares of Series A Common Stock pledged to Morgan Stanley Private Bank, National Association in connection with a loan facility.

(4) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Maffei; however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 9,664,540 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 2.5% of such shares of Series A Common Stock outstanding, subject to the relevant footnotes set forth herein.

(5) For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of Series A Common Stock outstanding was 379,563,326 and the total number of shares of Series B Common Stock outstanding was 29,353,492, in each case, as of April 30, 2021, as reported by Qurate Retail, Inc., a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Securities and Exchange Commission on May 7, 2021, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, May 19, 2021. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 6.4% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

QURATE RETAIL, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”), and Series B common stock, par value $0.01 per share (“Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of Qurate Retail, Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”), on December 21, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on October 25, 2019, Amendment No. 2 to the statement on Schedule 13D filed with the SEC on March 17, 2020 and Amendment No. 3 to the statement on Schedule 13D filed with the SEC on September 29, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 4 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 4 of this Statement is incorporated by reference herein.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

On May 18, 2021, Mr. Maffei delivered a written offer (the “Offer”) to John C. Malone, a director of the Issuer (“Mr. Malone”), to acquire all of the outstanding shares of Series B Common Stock beneficially owned by Mr. Malone or any other person that is a member of the “Malone Group” (as defined in that certain Call Agreement, dated February 9, 1998, among the Issuer, as successor-in-interest to the assignee of Tele-Communications, Inc., a Delaware corporation, Mr. Malone and Leslie Malone) (the “Subject Shares”) at a per share price of $14.00 payable in cash, securities or such other form of consideration as to which Mr. Maffei and Mr. Malone may mutually agree. The acquisition of the Subject Shares, to the extent to be paid in cash, will be funded by Mr. Maffei from cash on hand and/or sale of marketable securities. Based on the Issuer’s Definitive Proxy Statement filed April 14, 2021, the Malone Group beneficially owned 27,655,931 shares of Series B Common Stock as of February 28, 2021. The Offer is conditioned upon, among other things, the approval by the Board of Directors of the transactions contemplated thereby for purposes of Section 203 of the General Corporation Law of the State of Delaware. In addition, the consummation of the acquisition of the Subject Shares is subject to the negotiation and execution of definitive agreements.

There can be no assurance that the Offer will result in the acquisition of the Subject Shares by Mr. Maffei on the terms of the Offer or at all. The transfer by the Malone Group of the Subject Shares is subject to the terms of the Call Agreement, which provides the Issuer with the right to acquire all, but not less than all, of the Subject Shares at a price and on the terms specified in the Call Agreement. The Reporting Person does not intend to disclose developments with respect to the foregoing unless and until any definitive agreement regarding any acquisition of the Subject Shares has been reached, except as may be required by law.

The Offer is filed as Exhibit 7(a) to this Amendment and is incorporated by reference herein. The foregoing description of the Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 5,745,127 shares of Series A Common Stock (including (A) 14,112 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei and (B) 352,707 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, May 19, 2021), which shares represent approximately 1.5 % of the outstanding shares of Series A Common Stock, and (ii) 3,919,413 shares of Series B Common Stock (including 3,243,486 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, May 19, 2021), which shares represent approximately 12.0 % of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 379,563,326 shares of Series A Common Stock and 29,353,492 shares of Series B Common Stock, in each case, outstanding as of April 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on May 7, 2021, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after adjustment for the assumed exercise of all options and other rights to acquire shares of Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, May 19, 2021. Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting equity securities of the Issuer representing approximately 6.4% of the voting power with respect to the general election of directors of the Issuer.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock.

(c)            Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)            Not Applicable.

(e)            Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Of the shares of Common Stock beneficially owned by Mr. Maffei, 1,749,497 shares of Series A Common Stock are pledged by Mr. Maffei to Morgan Stanley Private Bank, National Association in connection with a loan facility.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated to read as follows:

7(a)	Offer letter, dated May 18, 2021, with respect to Series B Common Stock of Qurate Retail, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2021

/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GBM Amendment No. 4 to Qurate Retail, Inc. 13D]

EXHIBIT INDEX

7(a)	Offer letter, dated May 18, 2021, with respect to Series B Common Stock of Qurate Retail, Inc.